Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On December 4, 2019, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had increased from 44,497,838 shares of common stock (representing 9.38%, as of December 31, 2018) to 47,177,305 shares of common stock (representing 9.95%, as of November 25, 2019). The share ownership of NPS is 9.60% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of November 25, 2019.